SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                           (AMENDMENT NO. ______) (1)

                                   MPLC, Inc.
                                   ----------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    600179105
                                    ---------
                                 (CUSIP Number)

                                    Jay Wolf
                      c/o Trinad Capital Master Fund, Ltd.
                            2121 Avenue of the Stars,
                                   Suite 1650
                          Los Angeles, California 90067
                                 (310) 601-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 24, 2006
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP No. 600179105                    13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Trinad Capital Master Fund, Ltd.                                 98-0447604
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                       (a)
                                                                             (b)
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                                        WC
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2 (e)                                          |_|
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                         Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER                                          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER                               69,750,000
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER                                     0
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                          69,750,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     69,750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     93%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 CO
--------------------------------------------------------------------------------

(1) On the basis of 75,000,000 shares of Common Stock reported by the Company to be issued and outstanding.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 600179105                    13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Trinad Management, LLC                                           20-0591302
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                         (b) |X|
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                                       N/A
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2 (e)                                          |_|
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware
--------------------------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER                                          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER                               69,750,000
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER                                     0
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                          69,750,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     69,750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     93%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 OO
--------------------------------------------------------------------------------

(1) On the basis of 75,000,000 shares of Common Stock reported by the Company to be issued and outstanding.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 600179105                    13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Trinad Capital LP                                                 20-0593276
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *                                                        N/A
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)                                           |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER                                          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER                               62,775,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                          62,775,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      62,775,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    83.7%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                  OO
--------------------------------------------------------------------------------

(2) On the basis of 75,000,000 shares of Common Stock reported by the Company to be issued and outstanding.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 600179105                    13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Trinad Advisors GP, LLC                                           20-0591650
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS *                                                        N/A
--------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2 (e)                                           |_|
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware
--------------------------------------------------------------------------------
 NUMBER OF     7    SOLE VOTING POWER                                          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER                               62,775,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0
 REPORTING     -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                          62,775,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      62,775,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          |_|
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    83.7%(1)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                  OO
--------------------------------------------------------------------------------

(3) On the basis of 75,000,000 shares of Common Stock reported by the Company to be issued and outstanding.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 600179105                    13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert S. Ellin                                                         N/A
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                         (b) |X|
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                                       N/A
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2 (e)                                          |_|
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER                                          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER                               69,750,000
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER                                     0
  REPORTING    -----------------------------------------------------------------
 PERSON WITH   10   SHARED DISPOSITIVE POWER                          69,750,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     69,750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     93%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 OO
--------------------------------------------------------------------------------

(4) On the basis of 75,000,000 shares of Common Stock reported by the Company to be issued and outstanding.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 600179105                   13D
-------------------                                          -------------------

--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jay A. Wolf                                                             N/A
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a)
                                                                         (b) |X|
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS *                                                       N/A
--------------------------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2 (e)                                          |_|
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------
  NUMBER OF     7   SOLE VOTING POWER                                          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER                               69,750,000
  OWNED BY     -----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER                                     0
  REPORTING    -----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                          69,750,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     69,750,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     93%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON                                                 OO
--------------------------------------------------------------------------------

(5) On the basis of 75,000,000 shares of Common Stock reported by the Company to be issued and outstanding.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the "Common Stock") of MPLC, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

Item 2. Identity and Background.

This statement is being filed jointly by Trinad Capital Master Fund, Ltd., Trinad Management, LLC, Trinad Capital LP, Trinad Advisors GP, LLC, Robert S. Ellin and Jay A. Wolf (collectively, the "Reporting Persons").

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital LP, a Delaware limited partnership, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 90% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Management, LLC, a Delaware limited liability company, is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd., and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iv) Trinad Advisors GP, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v) Robert S. Ellin is an individual whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vi) Jay A. Wolf is an individual whose principal occupation is to serve as portfolio manager and managing director of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd. And the managing director of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased by Trinad Capital Master Fund, Ltd. for the sum of $750,000, from the working capital of Trinad Capital Master Fund, Ltd. from MPLC, Inc. pursuant to a Common Stock Purchase Agreement dated October 24, 2006.

Item 4. Purpose of Transaction.

All of the shares of Common Stock reported herein were purchased by Trinad Capital Master Fund, Ltd. on October 24, 2006 from MPLC, Inc. pursuant to a Common Stock Purchase Agreement for $750,000. The source of such capital was Trinad Capital Master Fund, Ltd.'s working capital.

Effective as of October 24, 2006 (a) Sid Banon resigned as a Director of MPLC, Inc., (b) Isaac Kier resigned as President, Treasurer and Secretary of MPLC, Inc., (c) each of Robert S. Ellin and Barry I. Regenstein was appointed a Director of MPLC, Inc., and will hold the seat until the next annual shareholder meeting can be held and until his successor is duly elected and qualified, (d) Robert S. Ellin was appointed as the Chief Executive Officer and President of MPLC, Inc., and (e) Jay A. Wolf was appointed the Chief Financial Officer, Chief Operating Officer and Secretary of MPLC, Inc.

Other than as set forth below, the Reporting Persons currently have no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Report.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 69,750,00 shares of the Common Stock, representing approximately 93% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP), Robert S. Ellin and Jay A. Wolf (as a Managing Member and Managing Director, respectively of Trinad Advisors GP, LLC and Trinad Management, LLC) may be deemed to be the beneficial owner of 69,750,000 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 93% of the Common Stock of the Issuer stated to be outstanding by the Issuer.

Trinad Capital LP (as the owner of 90% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 90% of the shares of the 69,750,000 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 83.7% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Robert S. Ellin and Jay A. Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With the
Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in
Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Common Stock Purchase Agreement

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     Trinad Capital Master Fund, Ltd.


October 31, 2006                     By: /s/ Robert S. Ellin
                                         ---------------------------------------
                                     Name: Robert S. Ellin
                                     Title: Managing Member of Trinad Advisors
                                     GP, LLC, the general partner of a principal
                                     stockholder of Trinad Capital Master Fund,
                                     Ltd.


                                     Trinad Management, LLC


October 31, 2006                     By: /s/ Jay A. Wolf
                                         ---------------------------------------
                                     Name: Jay A. Wolf
                                     Title:  Managing Director


                                     Trinad Capital LP


October 31, 2006                     By: /s/ Trinad Advisors GP, LLC
                                         ---------------------------------------
                                     Name: Trinad Advisors GP, LLC
                                     Title: Trinad Capital LP's General Manager


                                     Trinad Advisors GP, LLC


October 31, 2006                     By: /s/ Robert S. Ellin
                                         ---------------------------------------
                                     Name: Trinad Advisors GP, LLC
                                     Title: Managing Member


                                     Jay A. Wolf


October 31, 2006                     By: /s/ Jay A. Wolf
                                         ---------------------------------------


                                     Robert S. Ellin


October 31, 2006                     By: /s/ Robert S. Ellin
                                         ---------------------------------------

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).